UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aruba Networks, Inc.

File No. 1-33347 - CF#31610

Aruba Networks, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 24, 2014.

Based on representations by Aruba Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.34	through September 29, 2016
Exhibit 10.47	through September 29, 2016
Exhibit 10.48	through September 29, 2016
Exhibit 10.56	through September 24, 2017
Exhibit 10.60	through September 24, 2017
Exhibit 10.65	through September 29, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary